Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are screen shots of web pages published on the “Offer for Rio Tinto” section of www.bhpbilliton.com, each of which is accompanied by searchable text that is included on the web page. Access to the “Offer for Rio Tinto” section and any of the individual web pages included in such section is conditioned on agreement to the terms of an important disclaimer excerpted in full below.

Offers by BHP Billiton Limited (“BHP Billiton”) for all the outstanding ordinary shares of Rio Tinto Plc and Rio Tinto Limited (“Rio Tinto”) (the “Offers”).

NOTE: THE INFORMATION RELATING TO THE OFFERS IS BEING MADE AVAILABLE ON THIS PART OF THE WEBSITE BY BHP BILLITON IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY. ANY POTENTIAL TRANSACTION CANNOT BE VALIDLY APPROVED AND THE OFFERS CANNOT BE VALIDLY ACCEPTED BY HOLDERS OF RIO TINTO SHARES OR ANY OTHER PERSONS THROUGH MEANS OF DOWNLOADING A COPY OF ANY DOCUMENTS RELATING TO THE OFFERS FROM THIS PART OF THE WEBSITE.

Neither this part of the website nor any of the information contained herein constitutes or forms part of any offer or invitation to buy, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, buy or subscribe for, any securities, nor does it constitute investment advice or a recommendation with respect to such securities, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).

The information contained in this part of the website is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by BHP Billiton. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purposes and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained herein.

Access to the Offers

Please read this notice carefully—it applies to all persons who view this part of the website and, depending upon who you are and where you live, it may affect your rights. This part of the site contains information on the Offers. Please note that, as the Offers progress, this disclaimer may be altered or updated. You should read it in full each time you visit this part of the website.

For regulatory reasons, we have to ensure you are aware of the appropriate regulations for the country which you are in. To allow you to view details relating to the Offers, you have to read the following then press “I agree”. If you are unable to agree you should press “I disagree” and you will not be able to view any such details.

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Viewing this information may not be lawful in certain jurisdictions. In other jurisdictions, only certain categories of person are allowed to view this information.

The distribution of documents in relation to the Offers in jurisdictions other than the United Kingdom, Australia or the United States may be restricted by the laws and/or regulations of those jurisdictions or may subject BHP Billiton or its affiliates to registration requirements within such jurisdictions. Failure to comply with any such restrictions may constitute a violation of the laws and/or regulations of any such jurisdiction.

Accordingly, the information on this part of the website must not be viewed if you are in or a resident of any such jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction or which would subject BHP Billiton or any of its affiliates to any registration requirement within such jurisdiction. For the avoidance of doubt, this applies if you are in or a resident of Japan.

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Information Relating to the US Offer for Rio Tinto Plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto Plc US shareholders and Rio Tinto Plc ADS holders by filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto Plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto Plc or Rio Tinto Limited otherwise than under the Offers, such as in open market or privately negotiated purchases.

Public information

Information about Rio Tinto and Alcan Inc. included in the information contained in this part of the website is based on public information which has not been independently verified. Certain statistical and other information about BHP Billiton included in the information contained in this part of the website has been sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by BHP Billiton.

Forward-looking statements

It is possible that this part of the website could or may contain forward looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed combination on revenues, costs and earnings. Because of their very nature, they are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.

There are several factors which could cause actual results or performance to differ materially from those expressed or implied in the forward looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward looking statements include, but are not limited to, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to the Offers, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of the Offers, as well as additional factors, such as BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton’s filings with the SEC, which are available at the SEC’s website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information which is contained in this part of the website is subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law, the Listing Rules of ASX Limited or the rules of the UK Listing Authority and the London Stock Exchange) or undertaking to disseminate any updates or revisions to any forward looking statement contained in this part of the website, regardless of whether those statements are affected as a result of new information, future events or otherwise.

Basis of access to the Offers

Access to the electronic version of any documents relating to the Offers is being made available on this part of the website in good faith and for information purposes only. Any person seeking access to this part of BHP Billiton’s website represents and warrants to BHP Billiton that they are doing so for information purposes only.

Rio Tinto shareholders and Rio Tinto ADS holders should seek advice from an independent financial adviser as to the suitability of any action for the individual concerned. Any action required by a shareholder or ADS holder in connection with the Offers will only be set out in documents sent to or made available to Rio Tinto shareholders and Rio Tinto ADS holders and any decision made by such shareholders or ADS holders should be made solely and only on the basis of information provided in those documents.

Responsibility

The directors of BHP Billiton accept responsibility for the information relating to BHP Billiton contained in the documents relating to the Offers available on this part of the website, save that the only responsibility accepted by them in respect of the information relating to Rio Tinto (and its subsidiaries, subsidiary undertakings and controlled companies), which has been compiled from public sources, is to ensure that such information has been correctly and fairly reproduced and represented. Subject as aforesaid, having taken all reasonable care to ensure that such is the case, the information contained in this part of the website for which they are responsible is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to any continuing obligations under applicable law or any relevant listing rules, BHP Billiton expressly disclaims any obligation to disseminate, after the date of the posting of the Offers on this part of the website, any updates or revisions to any statements in the Offers to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

THE INFORMATION RELATING TO THE OFFERS MAY NOT BE DOWNLOADED BY ANY PERSON EITHER IN WHOLE OR IN PART WHERE TO DO SO WOULD OR MAY CONSTITUTE A BREACH OF ANY APPLICABLE LOCAL LAWS OR REGULATIONS.

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BHP Billiton’s Offer For Rio Tinto

The Board of BHP Billiton has announced an offer for Rio Tinto of 3.4 BHP Billiton shares for each Rio Tinto share, which, if successful, would create the world’s premier diversified resources company.

BHP Billiton firmly believes that the rationale for combining BHP Billiton and Rio Tinto is compelling due to the strategic fit, the expected synergies and the opportunity to create an organisation without parallel. This combination will unlock unique value for both BHP Billiton and Rio Tinto shareholders.

About BHP Billiton

BHP Billiton is the world’s largest diversified resources company. We are distinguished from other resource companies by the combination of the quality of our assets; our deep inventory of growth projects; our customer-focused marketing; our diversification across countries, commodities, and markets; and our petroleum business.

As at 30 June, 2007 we had some 39,000 employees working in over 100 operations in 25 countries. Reflecting our aim to be a premier global company, we occupy industry leader or near industry leader positions in major commodity businesses, including aluminium, energy coal and metallurgical coal, copper, manganese, iron ore, uranium, nickel, silver and titanium minerals, and have substantial interests in oil, gas, liquefied natural gas and diamonds.

The central tenet of the BHP Billiton business model is that its diversified portfolio of high quality assets provides more stable cash flows and greater capacity to drive growth than the traditional resource cyclicals. In FY2007, we generated turnover of US$47.5 billion, underlying earnings before interest and tax (Underlying EBIT) of US$20.1 billion, attributable profit (excluding exceptional items) of US$13.7 billion and net operating cash flow of US$15.6 billion.

Our Offer

The Board of BHP Billiton has announced an offer for Rio Tinto of 3.4 BHP Billiton shares for each Rio Tinto share, which, if successful, would create the world’s premier diversified resources company.

BHP Billiton firmly believes that the rationale for combining BHP Billiton and Rio Tinto is compelling due to the strategic fit, the expected synergies and the opportunity to create an organisation without parallel. This combination will unlock unique value for both BHP Billiton and Rio Tinto shareholders.

Timetable

Date	Event
30 May 2008	Competition Filing with European Commission

June-July 2008	Completion of lodgement of formal submissions to the relevant authorities including the Australian Competition & Consumer Commission (ACCC) and the Foreign Investment Review Board (FIRB)

Late 2008	Key regulatory processes required by the pre-conditions expected to be completed

Day 0	(within 28 days after the pre-conditions are satisfied or waived) Posting of offer documents to Rio Tinto shareholders

Day 60	Last date for fulfillment of greater than 50% minimum acceptance condition in Rio Tinto plc offer
Offer continues . . .

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You are here: Home > Offer for Rio Tinto > Our Offer > Strategic Fit

Strategic Fit
Synergies

Strategic Fit

Greater opportunities to meet the challenges of growing demand

Enhanced delivery of future growth options

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Strategic Fit

BHP Billiton believes the combined portfolio would deliver benefits that are only achievable through a combination of BHP Billiton and Rio Tinto as a result of the common and overlapping presence in a number of major resource basins and joint ownership interests. This relatively high degree of overlap is unique in the industry and is expected to provide opportunities for significant value creation through economies of scale, sharing of infrastructure and removal of duplication. Examples include:

•	Faster and more efficient development of the combined iron ore resources in Western Australia;
•	Optimisation of thermal coal operations in the Hunter Valley, Australia;
•	More efficient development of metallurgical coal operations in the Bowen Basin, Australia;
•	Improved development of brownfield and greenfield opportunities in industrial minerals in Southern Africa

Greater opportunities to meet the challenges of growing demand

BHP Billiton believes by combining the two development portfolios and more effectively utilising resources and infrastructure, the Enlarged Group will be able to deliver an improved supply-side response to meet the growing demand from customers by providing greater volumes on an accelerated basis. It will also be supported through greater abilities to develop new production and optimise supply logistics through blending and better delivery options.

Enhanced delivery of future growth options

Both companies are seeking to develop new resources in geographies that frequently have high infrastructure needs and other associated costs, as well as increased risks. Through Rio Tinto and BHP Billiton’s extensive experience and resources, the Enlarged Group would have a greater ability to develop efficiently the next generation of large-scale projects in these new regions for the benefits of its customers, the communities in which it operates, and its shareholders.

Synergies

The combination of BHP Billiton and Rio Tinto is expected to generate material and unique synergies due to the substantial overlap in neighbouring and jointly-owned operations, combined with the usual areas of duplication. In particular, BHP Billiton expects:

•	US$1.7 billion nominal per annum of cost savings in the third full year following completion, achieved through removal of duplication as well as procurement and operating efficiency savings; and
•	further EBITDA enhancement of US$2.0 billion nominal per annum in the seventh full year following completion, driven primarily by the acceleration of volumes to customers.

In the seventh full year following completion this, therefore, gives a total incremental EBITDA of US$3.7 billion nominal per annum of quantified synergies.

The total one-off implementation cash costs related to achieving these synergies are expected to amount to US$0.65 billion which we expected to be incurred over the first two full years following completion.

This estimate of cost savings and further EBITDA enhancement has been reported on under the City Code on Takeovers and Mergers by KPMG and by BHP Billiton’s financial advisor Goldman Sachs International. Copies of their letters are included in parts (a) and (b) respectively of Appendix V.

The estimate of cost savings and further EBITDA enhancement should be read in conjunction with notes (s) to (w) of Appendix IV.

[Note:    References are to Appendix IV and Appendix V of the Announcement, dated February 6, 2008, previously filed with the Commission.]

FAQ

•	What is the offer?
•	Are Rio Tinto shareholders being offered any premium on their Rio Tinto shares?
•	What is the buyback referred to in the announcements about the offer?
•	What are the benefits of the combination of BHP Billiton and Rio Tinto?
•	What synergies are expected from combining Rio Tinto and BHP Billiton?
•	What is a pre-conditional offer?
•	What are the conditions of the offer?
•	What do I have to do? How do I accept the offer?
•	How long will this process take?
•	What’s happening now?
•	What do I have to do? How do I accept the offer?

What is the offer?

•	On 6 February 2008, BHP Billiton announced an offer for all of the shares in Rio Tinto Limited and Rio Tinto plc.
•	If the offer is successful, all Rio Tinto shareholders who accept the offer would receive 3.4 BHP Billiton shares for every Rio Tinto share which they hold.
•	Rio Tinto Limited shareholders are being offered 3.4 BHP Billiton Limited shares for every Rio Tinto Limited share held.
•

Rio Tinto plc shareholders are being offered 3.4 BHP Billiton shares for each Rio Tinto plc share that they own consisting of 80 percent BHP Billiton Plc shares and 20 percent BHP Billiton Limited shares, with a mix and match facility.

Are Rio Tinto shareholders being offered any premium on their Rio Tinto shares?

•	The offer represents a 45% premium based on the combined volume weighted market capitalisation of BHP Billiton and Rio Tinto over the month prior to the approach by BHP Billiton to Rio Tinto.

What is the buyback referred to in the announcements about the offer?

•	If BHP Billiton’s offer is successful[1], BHP Billiton proposes to return up to US$30 billion to shareholders through a share buyback within 12 months of completing the acquisition.

What are the benefits of the combination of BHP Billiton and Rio Tinto?

•

BHP Billiton believes it would be better positioned to meet its customers’ needs more quickly and efficiently in response to the strong demand for commodities, driven by the strong economic growth in China, India and other high growth economies

•

BHP Billiton believes that the combination of BHP Billiton and Rio Tinto will create the world’s premier diversified natural resources company with a unique opportunity to unlock value for shareholders through:

•	Enabling it to deliver greater volumes to customers on an accelerated basis to meet growing demand;
•	Quantified synergies which are expected to contribute a total incremental EBITDA of US$3.7 billion nominal per annum within seven years of completion of the acquisition;

•	Efficient development of the next generation of large-scale projects in new regions; and
•	A world-class management and operational team with strength and depth across all levels of the organisation.
•	Other non-quantifiable benefits expected from the combination.

This value will only be unlocked if the offers are successful.

What synergies are expected from combining Rio Tinto and BHP Billiton?

•

Quantified synergies and benefits which are expected to contribute total incremental EBITDA of US$3.7 billion nominal per annum within seven years of completion of the acquisition by BHP Billiton Limited of 100% of the shares in Rio Tinto plc and Rio Tinto Limited

•	US$1.7 billion nominal per annum of cost savings expected in the third full year following completion; and
•	US$2.0 billion nominal per annum of EBITDA enhancement expected in the seventh full year following completion, driven primarily by the acceleration of volumes to customers.

What is a pre-conditional offer?

•	A pre-conditional offer is an offer of the type which BHP Billiton is making for Rio Tinto.
•

It is a firm commitment by BHP Billiton to make a takeover offer under the terms and conditions indicated in the announcement made on 6 February 2008 subject to the regulatory clearances, as detailed in Appendix 1 of that announcement, being received.

What are the conditions of the offer?

•

The making of the offer is subject to the satisfaction or waiver of certain pre-conditions that relate to key anti-trust approvals in the EU, US, Australia, Canada and South Africa and Foreign Investment Review Board approval in Australia. These processes are expected to be completed in the second half of 2008.

•	In addition, the offer will be subject to a number of conditions, including:
•	A minimum acceptance condition set at a majority of the publicly held shares in each of Rio Tinto plc and Rio Tinto Limited;
•	Any outstanding necessary regulatory approvals;
•	No material acquisitions, disposals or other transactions, and no new share issues, by Rio Tinto, and no material adverse change to Rio Tinto; and
•	BHP Billiton shareholder approval.

What do I have to do? How do I accept the offer?

•	At this stage shareholders of BHP Billiton and Rio Tinto are not required to do anything.
•	The offer is subject to certain pre-conditions relating to certain anti-trust and other regulatory approvals in a number of jurisdictions.
•	Following the satisfaction or waiver of the pre-conditions, Rio Tinto shareholders will be sent offer documents which will explain the offer and how shareholders can accept.

How long will this process take?

•	This is a very long process. An offer document is not expected to be posted to shareholders until late 2008.
•	We will continue to inform shareholders on material developments as the offer proceeds.

What’s happening now?

•

Currently, BHP Billiton is working with the relevant regulatory bodies to assist in their review of the proposed combination of BHP Billiton and Rio Tinto in order that it can satisfy or waive the pre-conditions of the offer as detailed in Appendix 1 of the announcement made on 6 February 2008. BHP Billiton expects to obtain these approvals in the second half of 2008.

What do I have to do? How do I accept the offer?

•	At this stage shareholders of BHP Billiton and Rio Tinto are not required to do anything.
•	The offer is subject to certain pre-conditions relating to certain anti-trust and other regulatory approvals in a number of jurisdictions.
•	Following the satisfaction or waiver of the pre-conditions:
•	Rio Tinto shareholders will be sent offer documents which will explain the offer in detail and how shareholders can accept; and
•

BHP Billiton shareholders will be sent a document containing an explanation of the terms and reasons for the offer along with a notice of the extraordinary general meetings which will provide details of when BHP Billiton shareholders will have the opportunity to consider, and if thought fit, approve the offer.

[1]	On the basis that BHP Billiton acquires 100 percent of the shares in Rio Tinto Limited and Rio Tinto plc on the offer terms of 3.4 BHP Billiton shares for each Rio Tinto share.